Contact

www.linkedin.com/in/milondon
(LinkedIn)

Top Skills

Start-ups
Entrepreneurship
Management

Michael D. London

Managing Member FORBventures and Chairman/CEO of a number of its portfolio companies
Austin, Texas, United States

Experience

FORBVENTURES, LLC

Managing Member
1981 - Present (42 years)
Austin, Texas Metropolitan Area

Begun as my family's investment vehicle, FORBventures has grown into a VC/Incubator with a portfolio of companies across a wide variety of business segments. FORB uses a highly disciplined methodology to transform innovative ideas into great businesses. We do not invest passively; we invest only when we are able to take a senior and hands-on leadership role during the formative stage. For each venture, FORB assembles a unique group of operating executives, board members, and investors who create, manage and fund the vision and strategy for incubating, launching and growing the business. The current active ventures in the FORB portfolio include: BetterGIS, BowWowLabs, and Transparency Registry.

Uvara by BetterGIS

Non Executive Chairman and member of the Board
June 2014 - Present (8 years 8 months)
Austin

The UVARA (universal visualization, analytics, reporting and archiving) cloud SaaS platform delivers actionable business intelligence about facility infrastructures via interactive maps and reports accessible from desktop, laptop and mobile devices.

By converting archived static paper and electronic architecture and engineering plans/plan sets into dynamic easy-to-use and easy-to-read interactive digital maps and reports, the UGIS platform enables facility owners, managers and investors to better visualize, analyze and manage operational and financial risks within their high-value utility infrastructure assets — throughout the lifecycle of all of their facilities.

Bow Wow Labs, Inc.

Chairman/CEO

January 2017 - Present (6 years 1 month)

Austin, Texas Metropolitan Area

At Bow Wow Labs, Inc., we are on a passionate quest to create and develop smart, innovative ways to keep dogs safe and healthy while at the same time helping humans master the art of dog ownership. So we've teamed up smart humans with smart dogs at the Bow Wow Innovation Lab, where our canine scientists help develop creative solutions for dogs and their owners. The goal of Bow Wow Labs is to create "masterful" products that make life easier for dogs and their owners, offer care advice and training tips that build lasting bonds, and provide convenient services. We do it all in the name of creating happier dogs with empowered owners who save time. In July 2018, the company launched with a Kickstarter Campaign that wound up being the 10th most successful pet industry campaign in Kickstarter history (out of 600) in terms of backers and 14th in terms of dollars raised. The company's website launches in October 2018 with its first two products which are premium bully sticks, the number one dog treat in the world today; and our proprietary Bully Buddy designed to keep dogs from swallowing the last inch of their favorite treats.

Since its launch in November 2018, the company has had grown significantly with month over month increases of 25+%. In October, 2019, the company launched the full line of Bully Buddies for dogs 5-125 pounds and an expanded array of 5 sizes of bully sticks hand picked and matched for each size Bully Buddy.

CarClub.com

Founder/Chairman/CEO

1995 - 2001 (6 years)

San Francisco

CarClub was one of the early internet pioneers offering consumers the opportunity to buy new and used vehicles, and obtain financing, insurance and many other auto related services.

Initials+

Founder/Chairman/CEO

1985 - 1989 (4 years)

San Francisco

Initials+ was a leading catalog/retail/direct sales company selling upscale personalized gift merchandise.

HQ- Headquarters Companies

Co-founder, Chairman/CEO
1967 - 1982 (15 years)
worldwide

HQ was the pioneer in the modern executive suite industry.

Education

University of Pittsburgh

BA Liberal Arts, English/History/Mathematics · (1959 - 1964)